GREAT-WEST
LIFECO INC.





Readers are referred to the cautionary regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

**TSX:GWO**

## Great-West Lifeco reports 2004 results and dividend increase

*Winnipeg, February 17, 2005* ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $1,630 million for the twelve months ended December 31, 2004, compared to $1,215 million reported a year ago, an increase of 34%. On a per share basis, reflecting the fourth quarter subdivision of Lifeco common shares, this represents $1.827 per common share for 2004, an increase of 22%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for 2004 was $1,600 million, up from $1,195 million in 2003.

For the three months ended December 31, 2004, net income attributable to common shareholders, excluding restructuring charges, was $423 million or $0.475 per common share, compared to $365 million for the same quarter in 2003, an increase of 16%. Net income, after restructuring costs, attributable to common shareholders for the quarter was $409 million.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

***Highlights***

- Earnings per common share, for the fourth quarter of 2004, excluding restructuring charges, increased 16% compared to a year ago.
- Return on common shareholders' equity, excluding restructuring costs, was 20.8% for the twelve months ended December 31, 2004.
- Assets under administration at December 31, 2004 totalled $164.9 billion, up $5.7 billion from December 31, 2003 levels.
- Quarterly dividends declared were 19.5¢ per common share, an increase of 1.375¢ per share, payable March 31, 2005. Dividends paid on common shares for the twelve months of 2004 were 22% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5
A member of the Power Financial Corporation group of companies.

The results for 2004 include a full year of results of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003, while the twelve month comparative figures for 2003 include the results of CLFC from the date of acquisition.

**CANADA**

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the twelve months ended December 31, 2004 increased 34% to $646 million from $481 million at December 31, 2003. For the fourth quarter of 2004, earnings were up 36% to $150 million, compared to $110 million a year ago.

Total premiums and deposits for the twelve months ended December 31, 2004 were $14.5 billion, an increase of $4.5 billion over 2003. Fee income for the period increased $153 million.

In addition to the inclusion of CLFC business for all of 2004, results reflect strong operating earnings for Great-West, London Life and Canada Life, including significant increases in segregated funds deposits and growth in assets.

Total assets under administration at December 31, 2004 were $81.7 billion, up $5.4 billion from December 31, 2003 levels, with increases in the general fund of $0.3 billion and in segregated funds of $5.1 billion.

**EUROPE**

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the twelve months ended December 31, 2004 increased 141% to $356 million from $148 million at December 31, 2003. For the fourth quarter of 2004, earnings were up 23% to $111 million, compared to $90 million a year ago.

Total premiums and deposits for the twelve months ended December 31, 2004 were $9.2 billion, an increase of $3.4 billion over 2003. Fee income for the twelve months ended December 31, 2004 was $400 million.

Total assets under administration at December 31, 2004 were $38.9 billion, up $3.1 billion from December 31, 2003 levels, with increases in the general fund of $0.9 billion and increases in segregated funds of $2.2 billion.

**UNITED STATES**

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the twelve months ended December 31, 2004 increased 7% to $636 million from $593 million at December 31, 2003. For the fourth quarter of 2004, earnings were $166 million, unchanged from $166 million a year ago.

Total sales for the twelve months ended December 31, 2004 were US $2.4 billion, an increase of US $255 million over 2003 due to higher Healthcare sales. Fee income for the period increased by US $75 million.

Total assets under administration at US $36.9 billion at December 31, 2004 were relatively unchanged from December 31, 2003 levels.

.../3

**CORPORATE**

Corporate net earnings for Lifeco, attributable to common shareholders, were a net charge of $38 million for the twelve months ended December 31, 2004, and a net charge of $18 million for the fourth quarter of 2004. These results are mostly comprised of restructuring costs related to the CLFC acquisition and U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries.

**QUARTERLY DIVIDENDS**

At its meeting today, the Board of Directors approved a quarterly dividend of $0.195 per share on the common shares of the Company payable March 31, 2005 to shareholders of record at the close of business March 3, 2005.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share; and
- Series G First Preferred Shares of $0.325 per share payable March 31, 2005 to shareholders of record at the close of business March 3, 2005.

**GREAT-WEST LIFECO**

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $164 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

***Forward-Looking Information and Non-GAAP Financial Measures***
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

***Further information***
Selected financial information is attached.

Great-West Lifeco's fourth quarter analyst teleconference will be held Thursday, February 17, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:
- Participants in the Toronto area: 416-405-9310
- Participants from North America: 1-877-211-7911
- Participants from Overseas: Dial international access code first, then 800-3276-6377.

A replay of the call will be available from February 17, until February 24, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3137175#).

Additional information relating to Lifeco, including 2004 audited financial statements, Management's Discussion and Analysis (MD&A), Annual Information Form (AIF) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

**For more information contact:**

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

# FINANCIAL HIGHLIGHTS *(unaudited)*

*(in $ millions except per share amounts)*

| | For the three months ended December 31 | | | For the years ended December 31 | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | % Change | **2004** | 2003 | % Change |
| Premiums: | | | | | | |
| Life insurance, guaranteed annuities and insured health products | **$ 3,764** | $ 3,759 | 0% | **$ 14,202** | $ 12,441 | 14% |
| Self-funded premium equivalents (ASO contracts) | **1,912** | 1,932 | -1% | **7,981** | 8,218 | -3% |
| Segregated funds deposits: | | | | | | |
| Individual products | **1,377** | 1,193 | 15% | **5,501** | 3,034 | 81% |
| Group products | **1,275** | 1,487 | -14% | **6,406** | 4,510 | 42% |
| Total premiums and deposits | **8,328** | 8,371 | -1% | **34,090** | 28,203 | 21% |
| Bulk reinsurance - initial ceded premiums (1) | **-** | 57 | | **-** | (5,372) | |
| Net premiums and deposits | **8,328** | 8,428 | -1% | **34,090** | 22,831 | 49% |
| Fee and other income | **599** | 501 | 20% | **2,273** | 1,831 | 24% |
| Paid or credited to policyholders (1) | **4,001** | 4,124 | -3% | **15,490** | 8,346 | 86% |
| Net income attributable to: | | | | | | |
| Preferred shareholders | **17** | 14 | 21% | **60** | 41 | 46% |
| Common shareholders before restructuring costs (2) | **423** | 365 | 16% | **1,630** | 1,215 | 34% |
| Restructuring costs after tax (2) | **14** | 8 | 75% | **30** | 20 | 50% |
| Common shareholders | **409** | 357 | 15% | **1,600** | 1,195 | 34% |
| **Per Common Share (3)** | | | | | | |
| Basic earnings before restructuring costs (2) | **$ 0.475** | $ 0.411 | 16% | **$ 1.827** | $ 1.499 | 22% |
| Restructuring costs after tax (2) | **0.016** | 0.008 | 100% | **0.033** | 0.024 | 38% |
| Basic earnings after restructuring costs | **0.459** | 0.403 | 14% | **1.794** | 1.475 | 22% |
| Dividends paid | **0.18125** | 0.14625 | 24% | **0.685** | 0.5625 | 22% |
| Book value | | | | **9.13** | 8.36 | 9% |
| **Return on common shareholders' equity (12 months):** | | | | | | |
| Net income before restructuring costs (2) | | | | **20.8%** | 20.7% | |
| Net income | | | | **20.5%** | 20.4% | |
| **At December 31** | | | | | | |
| Total assets | | | | **$ 95,851** | $ 97,451 | -2% |
| Segregated funds assets | | | | **69,033** | 61,699 | 12% |
| Total assets under administration | | | | **$ 164,884** | $ 159,150 | 4% |
| Capital stock and surplus | | | | **$ 9,425** | $ 8,590 | 10% |

(1) During 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.

(2) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in the Company's financial statements). The costs include $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

(3) Per Common Share computations have been adjusted to reflect the two-for-one subdivision of the Company's common shares effective October 6, 2004 (see note 12 in the Company's financial statements).

GREAT-WEST
LIFECO INC.

## SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

*(in $ millions except per share amounts)*

| | For the three months ended December 31 | | For the years ended December 31 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| **Income** | | | | |
| Premium income | **$ 3,764** | $ 3,759 | **$ 14,202** | $ 12,441 |
| Bulk reinsurance - initial ceded premiums | **-** | 57 | **-** | (5,372) |
| | **3,764** | 3,816 | **14,202** | 7,069 |
| Net investment income | **1,345** | 1,362 | **5,266** | 4,529 |
| Fee and other income | **599** | 501 | **2,273** | 1,831 |
| | **5,708** | 5,679 | **21,741** | 13,429 |
| **Benefits and Expenses** | | | | |
| Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds | **4,001** | 4,124 | **15,490** | 8,346 |
| Commissions | **379** | 298 | **1,281** | 919 |
| Operating expenses | **565** | 597 | **2,264** | 2,036 |
| Restructuring costs | **18** | 10 | **44** | 31 |
| Premium taxes | **61** | 41 | **251** | 156 |
| Amortization of finite life intangible assets | **4** | 7 | **18** | 7 |
| Distribution on Capital Trust Securities | **9** | 9 | **31** | 28 |
| **Net income before income taxes** | **671** | 593 | **2,362** | 1,906 |
| Income taxes - current | **23** | 254 | **398** | 728 |
| - future | **135** | (80) | **168** | (178) |
| **Net income before non-controlling interests** | **513** | 419 | **1,796** | 1,356 |
| Non-controlling interests | **87** | 48 | **136** | 120 |
| **Net income - shareholders** | **426** | 371 | **1,660** | 1,236 |
| Preferred shareholder dividends | **17** | 14 | **60** | 41 |
| **Net income - common shareholders** | **$ 409** | $ 357 | **$ 1,600** | $ 1,195 |
| **Earnings per common share** | | | | |
| **Basic** | **$ 0.459** | $ 0.403 | **$ 1.794** | $ 1.475 |
| **Diluted** | **$ 0.455** | $ 0.400 | **$ 1.778** | $ 1.461 |

Average number of shares outstanding (adjusted for two-for-one subdivision of the Company's common shares during 2004)

| | 2004 | 2003 |
|---|---|---|
| Basic | **891,966,102** | 810,094,788 |
| Diluted | **900,140,749** | 817,946,410 |

GREAT-WEST
LIFECO INC.

## CONSOLIDATED BALANCE SHEET *(unaudited)*

*(in $ millions)*

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Assets** | | |
| Bonds | **$ 54,960** | $ 54,208 |
| Mortgage loans | **14,554** | 15,088 |
| Stocks | **3,405** | 3,199 |
| Real estate | **1,646** | 1,594 |
| Loans to policyholders | **6,499** | 6,566 |
| Cash and certificates of deposit | **2,472** | 2,461 |
| Funds held by ceding insurers | **2,337** | 4,142 |
| Goodwill | **5,328** | 5,265 |
| Intangible assets | **1,508** | 1,398 |
| Other assets | **3,142** | 3,530 |
| **Total assets** | **$ 95,851** | $ 97,451 |
| **Liabilities** | | |
| Policy liabilities | | |
| Actuarial liabilities | **$ 65,822** | $ 66,999 |
| Provision for claims | **997** | 1,092 |
| Provision for policyholder dividends | **589** | 544 |
| Provision for experience rating refunds | **611** | 840 |
| Policyholder funds | **2,076** | 2,023 |
| | **70,095** | 71,498 |
| Debentures and other borrowings | **2,088** | 2,576 |
| Funds held under reinsurance contracts | **4,108** | 4,655 |
| Other liabilities | **4,622** | 4,974 |
| Repurchase agreements | **676** | 503 |
| Deferred net realized gains | **2,164** | 2,237 |
| | **83,753** | 86,443 |
| Non-controlling interests | | |
| Participating surplus in subsidiaries | **1,654** | 1,582 |
| Preferred shareholders in subsidiaries | **368** | 370 |
| Capital trust securities | **651** | 466 |
| **Capital Stock and Surplus** | | |
| Capital stock | **5,947** | 5,783 |
| Surplus | **3,904** | 2,993 |
| Currency translation account | **(426)** | (186) |
| | **9,425** | 8,590 |
| **Liabilities, capital stock and surplus** | **$ 95,851** | $ 97,451 |

GREAT-WEST
LIFECO INC.

## Segmented Information *(Unaudited)*

## Consolidated Operations

**For the three months ended December 31, 2004**

| | Canada | Europe | United States | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 1,554 | $ 1,761 | $ 449 | $ - | $ 3,764 |
| Net investment income | 660 | 270 | 415 | - | 1,345 |
| Fee and other income | 173 | 132 | 294 | - | 599 |
| **Total income** | 2,387 | 2,163 | 1,158 | - | 5,708 |
| **Benefits and Expenses:** | | | | | |
| Paid or credited to policyholders | 1,504 | 1,889 | 608 | - | 4,001 |
| Other | 554 | 148 | 301 | 2 | 1,005 |
| Restructuring costs | - | - | - | 18 | 18 |
| Amortization of finite life intangible assets | 3 | 1 | - | - | 4 |
| Distribution on Capital Trust Securities | 9 | - | - | - | 9 |
| **Net operating income before income taxes** | 317 | 125 | 249 | (20) | 671 |
| Income taxes | 67 | 12 | 81 | (2) | 158 |
| **Net income before non-controlling interests** | 250 | 113 | 168 | (18) | 513 |
| Non-controlling interests | 83 | 2 | 2 | - | 87 |
| **Net income - shareholders** | 167 | 111 | 166 | (18) | 426 |
| Preferred shareholder dividends | 17 | - | - | - | 17 |
| **Net income - common shareholders** | $ 150 | $ 111 | $ 166 | $ (18) | $ 409 |

GREAT-WEST
LIFECO INC.

For the three months ended December 31, 2003

| | Canada | Europe | United States | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 1,487 | $ 1,597 | $ 675 | $ - | $ 3,759 |
| Bulk reinsurance - initial ceded premiums | - | - | 57 | - | 57 |
| | 1,487 | 1,597 | 732 | - | 3,816 |
| Net investment income | 655 | 271 | 434 | 2 | 1,362 |
| Fee and other income | 165 | 64 | 272 | - | 501 |
| **Total income** | 2,307 | 1,932 | 1,438 | 2 | 5,679 |
| **Benefits and Expenses:** | | | | | |
| Paid or credited to policyholders | 1,572 | 1,711 | 841 | - | 4,124 |
| Other | 446 | 131 | 357 | 2 | 936 |
| Restructuring costs | - | - | - | 10 | 10 |
| Amortization of finite life intangible assets | 7 | - | - | - | 7 |
| Distribution on Capital Trust Securities | 9 | - | - | - | 9 |
| **Net operating income before income taxes** | 273 | 90 | 240 | (10) | 593 |
| Income taxes | 104 | 2 | 69 | (1) | 174 |
| **Net income before non-controlling interests** | 169 | 88 | 171 | (9) | 419 |
| Non-controlling interests | 45 | (2) | 5 | - | 48 |
| **Net income - shareholders** | 124 | 90 | 166 | (9) | 371 |
| Preferred shareholder dividends | 14 | - | - | - | 14 |
| **Net income - common shareholders** | $ 110 | $ 90 | $ 166 | $ (9) | $ 357 |

GREAT-WEST
LIFECO INC.

**For the year ended December 31, 2004**

| | Canada | Europe | United States | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 6,413 | $ 6,122 | $ 1,667 | $ - | $ 14,202 |
| Net investment income | 2,552 | 1,022 | 1,692 | - | 5,266 |
| Fee and other income | 682 | 400 | 1,191 | - | 2,273 |
| **Total income** | 9,647 | 7,544 | 4,550 | - | 21,741 |
| **Benefits and Expenses:** | | | | | |
| Paid or credited to policyholders | 6,656 | 6,524 | 2,310 | - | 15,490 |
| Other | 1,917 | 593 | 1,276 | 10 | 3,796 |
| Restructuring costs | - | - | - | 44 | 44 |
| Amortization of finite life intangible assets | 13 | 5 | - | - | 18 |
| Distribution on Capital Trust Securities | 31 | - | - | - | 31 |
| **Net operating income before income taxes** | 1,030 | 422 | 964 | (54) | 2,362 |
| Income taxes | 202 | 63 | 317 | (16) | 566 |
| **Net income before non-controlling interests** | 828 | 359 | 647 | (38) | 1,796 |
| Non-controlling interests | 122 | 3 | 11 | - | 136 |
| **Net income - shareholders** | 706 | 356 | 636 | (38) | 1,660 |
| Preferred shareholder dividends | 60 | - | - | - | 60 |
| **Net income - common shareholders** | $ 646 | $ 356 | $ 636 | $ (38) | $ 1,600 |

GREAT-WEST
LIFECO INC.

For the year ended December 31, 2003

| | Canada | Europe | United States | Lifeco Corporate | Total |
|---|---|---|---|---|---|
| **Income:** | | | | | |
| Premium income | $ 5,079 | $ 4,676 | $ 2,686 | $ - | $ 12,441 |
| Bulk reinsurance - initial ceded premiums | (2,716) | - | (2,656) | - | (5,372) |
| | 2,363 | 4,676 | 30 | - | 7,069 |
| Net investment income | 2,205 | 800 | 1,522 | 2 | 4,529 |
| Fee and other income | 529 | 125 | 1,177 | - | 1,831 |
| **Total income** | 5,097 | 5,601 | 2,729 | 2 | 13,429 |
| **Benefits and Expenses:** | | | | | |
| Paid or credited to policyholders | 2,723 | 5,143 | 480 | - | 8,346 |
| Other | 1,443 | 299 | 1,365 | 4 | 3,111 |
| Restructuring costs | - | - | - | 31 | 31 |
| Amortization of finite life intangible assets | 7 | - | - | - | 7 |
| Distribution on Capital Trust Securities | 28 | - | - | - | 28 |
| **Net operating income before income taxes** | 896 | 159 | 884 | (33) | 1,906 |
| Income taxes | 260 | 9 | 287 | (6) | 550 |
| **Net income before non-controlling interests** | 636 | 150 | 597 | (27) | 1,356 |
| Non-controlling interests | 114 | 2 | 4 | - | 120 |
| **Net income - shareholders** | 522 | 148 | 593 | (27) | 1,236 |
| Preferred shareholder dividends | 41 | - | - | - | 41 |
| **Net income - common shareholders** | $ 481 | $ 148 | $ 593 | $ (27) | $ 1,195 |





600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 21, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Authorite des marches financiers
Office of the Administrator. New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
Toronto Stock Exchange

Dear Sirs:

**Subject: Great-West Lifeco Inc.**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Date | : | May 5, 2005 |
| 2. | Record Date | : | March 18, 2005 |
| 3. | Record Date for Voting | : | March 18, 2005 |
| 4. | Beneficial Ownership Determination Date | : | March 18, 2005 |
| 5. | Class of Securities Entitled to Receive Notice | : | Common, Preferred Series D, Preferred Series E, Preferred Series F and Preferred Series G |
| 6. | Class of Securities Entitled to Vote | : | Common, Preferred Series D, Preferred Series E, Preferred Series F and Preferred Series G |
| 7. | Meeting Type | : | Annual Meeting (Routine business) |
| 8. | CUSIP Number | : | 39138C106, 39138C601, 39138C700, 39138C809 and 39138C882 |
| 9. | Meeting Location | : | London, Ontario |

Yours truly,

**COMPUTERSHARE TRUST COMPANY OF CANADA**

"signed by"

Marilyne Paynter
Relationship Manager
Stock Transfer Department
Direct Dial No: (403) 267-6824 Fax (403) 267-6529
Email: marilyne.paynter@computershare.com

cc: Great-West Lifeco Inc.
Attention: Laurie Speers, Associate Corporate Secretary